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CUSIP No. 456664309                    13D                           Page 1 of 6

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                               InfoNow Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    456664309
                                 (CUSIP Number)

                            Ernest C. Mysogland, Esq.
                         Halo Technology Holdings, Inc.
                         200 Railroad Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 422-2950


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 26, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act of 1343 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 456664309                    13D                           Page 2 of 6

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Halo Technology Holdings, Inc.
          I.R.S. Identification No.: 88-0467845

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS (See Instructions)
              OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Nevada

                             7      SOLE VOTING POWER
                                    65,000 shares
         NUMBER OF
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 0
         OWNED BY
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  65,000 shares
          PERSON
           WITH              10     SHARED DISPOSITIVE POWER
                                    0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          65,000 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              *

14        TYPE OF REPORTING PERSON (See Instructions)
              CO

* Less than one percent


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CUSIP No. 456664309                    13D                           Page 3 of 6


ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Stock"), of InfoNow Corporation, a Delaware corporation (sometimes referred to herein as "Issuer" or "InfoNow"). The principal executive offices of InfoNow are located at 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Halo Technology Holdings, Inc. ("Halo"). Halo is sometimes referred to in this Statement as the "Reporting Person". Halo is a Nevada corporation.

(b) The address of Halo's principal executive offices is 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830.

(c) Halo is a global provider of a diversified range of enterprise software solutions.

(d) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

(f) To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

      Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Halo as of the date hereof.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Between August 29 and August 31, 2005, Halo purchased 65,000 shares of Common Stock of InfoNow on the open-market for an aggregate purchase price of $40,578. Halo used existing working capital to purchase these shares.


ITEM 4. PURPOSE OF TRANSACTION

(a) - (b)

      Between August 29 and August 31, 2005, Halo purchased 65,000 shares of Common Stock of InfoNow on the open-market for an aggregate purchase price of $40,578. Halo purchased these shares for investment purposes with the intention to review their investment from time to time and possibly acquire additional shares of Common Stock or engage in a strategic transaction, such as a merger with InfoNow. At the time of the purchases, Halo had made initial contact with InfoNow regarding a possible acquisition but had not yet received any confidential information regarding InfoNow or engaged in any discussions regarding the possible acquisition of InfoNow by Halo.

      On December 23, 2005, Halo (then known as Warp Technology Holdings, Inc.) entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among WTH Merger Sub, Inc. ("Merger Sub"), a newly formed wholly-owned subsidiary of Halo, and InfoNow. Pursuant to the Merger Agreement, subject to the conditions set forth therein (including approval of the Merger by shareholders of InfoNow), Merger Sub will be merged with and into InfoNow (the "Merger"), with InfoNow surviving the Merger (the "Surviving Corporation") as a wholly-owned subsidiary of Halo.

      As an inducement for Halo to enter into the Merger Agreement and in consideration thereof, each of Michael W. Johnson, Jeffrey D. Peotter, Allan R. Spies and Duane Wentworth (collectively, the "Stockholders")


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CUSIP No. 456664309                    13D                           Page 4 of 6

each a stockholder and director of InfoNow, entered into a stockholder voting agreement (the "Stockholder Agreement") with Halo. Pursuant to the terms of the Stockholder Agreement, Halo was entitled to direct the voting and prohibit the disposition of 2,190,867 shares of Common Stock (assuming exercise in full by each of the Stockholders of all of their outstanding options and warrants to purchase Common Stock), which represents approximately 18.7% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3 of the Exchange Act.

      On June 26, 2006 Halo and InfoNow announced that they had mutually agreed to terminate the Merger Agreement, thus terminating the Stockholder Agreement.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h) - (i) The shares of Common Stock of InfoNow were de-listed from Nasdaq on December 20, 2005 and InfoNow filed, on Form 15, a certification and notice of termination of registration of its Common Stock on February 10, 2006.

(j) Other than as described above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

      References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to the
Schedule 13D filed with the SEC on April 11, 2006, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Halo owns directly 65,000 shares of Common Stock of InfoNow.

(c) To the knowledge of the Reporting Person, other than the termination of the Stockholder Agreement, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of InfoNow.

(e) On June 26, 2006 Halo and InfoNow announced that they had mutually agreed to terminate the Merger Agreement thereby terminating the Stockholder Agreement. Halo currently owns less than one percent of the outstanding common stock of InfoNow and as a result is no longer beneficial owner required to file a
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings, or relationships between the person named in Item 2 and any person with respect to any securities of InfoNow, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.


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CUSIP No. 456664309                    13D                           Page 5 of 6


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 10, 2006

Halo Technology Holdings, Inc.

By: /s/ Ernest C. Mysogland
    ----------------------------------
         Ernest C. Mysogland
         Chief Legal Officer


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CUSIP No. 456664309                    13D                           Page 6 of 6


                                   SCHEDULE A

       EXECUTIVE OFFICERS AND DIRECTORS OF HALO TECHNOLOGY HOLDINGS, INC.

The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of Halo. The business address of each executive officer is c/o Halo Technology Holdings, Inc., 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830.

EXECUTIVE OFFICERS


Name                                     Present Principal Occupation
----                                     ----------------------------
Rodney A. Bienvenu, Jr.                  Chairman of the Board (Director) and CEO
Mark Finkel                              President and Chief Financial Officer
Ernest C. Mysogland                      Chief Legal Officer, Executive Vice President and Secretary
Brian J. Sisko                           Chief Operating Officer
Jeff Bailey                              Chief Executive Officer of Halo subsidiary Gupta Technologies, LLC
Takeshi Taniguchi                        Controller

DIRECTORS

Name                                     Present Principal Occupation
----                                     ----------------------------

Rodney A. Bienvenu, Jr.                  Chairman of the Board (Director) and CEO

John A. Boehmer                          Managing Partner, Barlow Group
                                         One Dock Street, Suite 402
                                         Stamford, CT  06902

David M. Howitt                          President, Meriwether Group
                                         2701 North Vaughn Street, Suite 435
                                         Portland, Oregon

John. L. Kelly                           Managing Director, JL Thornton & Co., LLC

Gordon O. Rapkin                         President and CEO, Protegrity Corporation, Inc.
                                         15 Bank Street
                                         Stamford, CT 06901